ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED                                                  BOND NUMBER

Madison Investment Advisors, Inc.                                    91130108B

EFFECTIVE DATE                    BOND PERIOD               AUTHORIZED REPRESENTATIVE

July 1, 2009            December 15, 2008 to December 15, 2009          /S/ Maggie Sullivan

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE

     MEMBERS Mutual Funds, a series fund consisting of:          July 1, 2009

o	MEMBERS Cash Reserves Fund

o	MEMBERS Bond Fund

o	MEMBERS Diversified Income Fund

o	MEMBERS High Income Fund

o	MEMBERS Large Cap Value Fund

o	MEMBERS Large Cap Growth Fund

o	MEMBERS Mid Cap Value Fund

o	MEMBERS Mid Cap Growth Fund

o	MEMBERS Small Cap Value Fund

o	MEMBERS Small Cap Growth Fund

o	MEMBERS International Stock Fund

o	MEMBERS Conservative Allocation Fund

o	MEMBERS Moderate Allocation Fund

o	MEMBERS Aggressive Allocation Fund

     Ultra Series Fund, a series fund consisting of:                    July 1, 2009

o	USF Money Market

o	USF Large Cap Value

o	USF Diversified Income

o	USF Bond Class

o	USF Large Cap Growth

o	USF Global Securities

o	USF High Income

o	USF Mid Cap Growth

o	USF International

o	USF Mid Cap Value

o	USF Conservative Allocation

o	USF Moderate Allocation

o	USF Aggressive Allocation

o	USF Small Cap Value

o	USF Small Cap Growth

o	USF Target Retirement 2020

o	USF Target Retirement 2030

o	USF Target Retirement 2040

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED                                                  BOND NUMBER

Madison Investment Advisors, Inc.                                    91130108B

EFFECTIVE DATE                    BOND PERIOD               AUTHORIZED REPRESENTATIVE

July 1, 2009            December 15, 2008 to December 15, 2009          /S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective July 1, 2009, to be:

		Limit of Liability

Insuring Agreement A-	FIDELITY	$5,500,000
Insuring Agreement C-	ON PREMISES	$5,500,000
Insuring Agreement D-	IN TRANSIT	$5,500,000
Insuring Agreement E-	FORGERY OR ALTERATION	$5,500,000
Insuring Agreement F-	SECURITIES	$5,500,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$5,500,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$5,500,000
Insuring Agreement J-	COMPUTER SECURITY	$5,500,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.